Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiary	Jurisdiction
BigBand Networks BAS, Inc.	Delaware
BigBand Deutschland GmbH (subsidiary of BigBand Networks International, Inc.)	Germany
BigBand Networks International, Inc.	Delaware
BigBand Networks Ltd.	Israel
BigBand Networks UK Limited (subsidiary of BigBand Networks International, Inc.)	United Kingdom
BigBand Networks (Shenzen) Co., Ltd.	China